


K-9 DIVINE
DOG RANCH






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At K-9 Divine Dog Ranch we are passionate about happy dogs and humans! It is our mission to provide a safe, natural outdoor and indoor space where dogs can run, play and relax. K-9 Divine was founded in 2003 as a dog training business, and has since expanded into dog daycare and boarding. Our core company values are kindness and compassion; we strive to provide outstanding service to our clients and loving care to their dogs.

WWW.K-9DIVINE.COM




K-9 DIVINE DOG RANCH



OUR SERVICES

Daycare - We have 16 acres of fenced outdoor space for the dogs to run and be free. We offer a van service to and from Washington, DC, which picks up dogs from their homes and brings them to the ranch to play for the day, then drops them off at home in the evening.

Boarding - We have 5000 square feet of cage-free indoor space. Dogs can sleep on couches or dog beds and are supervised 24/7.

Training - We offer private lessons at our facility or in our clients' homes. We also offer boarding and training for dogs who board with us. K-9 Divine is committed to using force-free, positive reinforcement training methods.

WHAT MAKES US SPECIAL?

Unlike a traditional kennel, which houses dogs separately in small enclosures, K-9 Divine Dog Ranch is cage free. We believe that by allowing them to spend time outdoors, off leash, and indoors with open space and canine and human company, we are reducing the stress they may feel by being away from home.



ABOUT THE OWNER

Rachel Jones, the owner and head trainer, has been training and caring for dogs for over 15 years. She is a Certified Pet Dog Trainer through the Certification Council for Professional Dog Trainers and is a Member of the Association of Pet Dog Trainers. Rachel is also an AKC Canine Good Citizen Evaluator and a Community Training Partner for Best Friends Animal Society. She also served as the on set trainer for the National Geographic show "My Dog Ate What?"

CONTACT US

E-mail: k9divine@k-9divine.com
Website: www.k-9divine.com
Phone: 202-769-5359
Fax: 202-354-5364
Divine Dog Ranch, LLC DBA K-9 Divine
11277 Edge Hill Rd Newburg, MD 20664